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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Coyote Sports, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    224071100
                                 (Cusip Number)

                               Mr. Mark A. Pappas
                             307 West Seventh Street
                                   Suite 1210
                             Fort Worth, Texas 76102
                                 (817) 810-0014
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,207,692 shares, which constitutes approximately 21.4% of the 5,630,692 shares of Stock outstanding.


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1.       Name of Reporting Person:

                  Paragon Coyote Texas Ltd.

2.       Check the Appropriate Box if a Member of a Group:

                                     (a) [ X ] (1)

                                     (b) [   ]

3.       SEC Use Only

4.       Source of Funds:  OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                         [   ]

6.       Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:       1,207,692 (2)(3)
Number of
Shares
Beneficially               8.       Shared Voting Power:         -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  1,207,692 (2)(3)
Person
With
                           10.      Shared Dispositive Power:    -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,207,692 (3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                         [ X ]

13.      Percent of Class Represented by Amount in Row (11):  21.4%

14.      Type of Reporting Person:  PN



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------------

(1)      Solely with respect to the matters, and to the extent, described in
         Item 6 of this Amendment No. 3.

(2) Power is exercised through its sole general partner, Paragon Management Group, Inc.

(3) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.


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1.       Name of Reporting Person:

                  Paragon Management Group, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                     (a) [ X ] (1)

                                     (b) [   ]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                         [   ]

6.       Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:      1,207,692 (2)(3)(4)
Number of
Shares
Beneficially               8.       Shared Voting Power:           -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power: 1,207,692 (2)(3)(4)
Person
With
                           10.      Shared Dispositive Power:      -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,207,692 (3)(4)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                         [ X ]

13.      Percent of Class Represented by Amount in Row (11):  21.4%

14.      Type of Reporting Person:  CO




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------------

(1)      Solely with respect to the matters, and to the extent, described in
         Item 6 of this Amendment No. 3.

(2)      Acting through its President, Mark A. Pappas.

(3) Solely in its capacity as the sole general partner of Paragon Coyote Texas Ltd.

(4) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.



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1.       Name of Reporting Person:

                  Mark A. Pappas

2.       Check the Appropriate Box if a Member of a Group:

                                     (a) [ X ] (1)

                                     (b) [   ]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                         [   ]

6.       Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:        1,207,692 (2)(3)
Number of
Shares
Beneficially               8.       Shared Voting Power:               -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   1,207,692 (2)(3)
Person
With
                           10.      Shared Dispositive Power:          -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,207,692 (2)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                         [ X ]

13.      Percent of Class Represented by Amount in Row (11):  21.4%

14.      Type of Reporting Person: IN



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------------

(1)      Solely with respect to the matters, and to the extent, described in
         Item 6 of this Amendment No. 3.

(2) Solely in his capacity as the President of Paragon Management Group, Inc.

(3) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.




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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated March 30, 1998, as amended by Amendment No. 1 thereto dated October 13, 1998, and by Amendment No. 2 thereto dated February 5, 1999, relating to the common stock, par value $0.001 per share (the "Stock"), of Coyote Sports, Inc., a Nevada corporation (the "Issuer").

         Because of the transactions described herein, the Reporting Persons, James M. Probst (the Issuer's Chief Executive Officer) ("Probst") and Mel S. Stonebraker (the Chairman of the Issuer's Board of Directors) ("Stonebraker") may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act solely with respect to the matters, and to the extent, described in Item 6 of this Amendment No. 3. None of the Share amounts or percentages stated herein incorporates or otherwise reflects the Share holdings of Probst or Stonebraker. Reference is made to the Schedule 13D Statement filed on behalf of Probst and Stonebraker with respect to the transactions described herein for information in such regard.

Item 1.  SECURITY AND ISSUER.

     No material change.

Item 2.  IDENTITY AND BACKGROUND.

     No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

Item 4.  PURPOSE OF TRANSACTION.

     No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     No material change.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 hereby partially is amended by adding to the end thereof the following:

         As of February 2, 1999, each of the Partnership, Probst and Stonebraker entered into substantively identical voting agreements with Royal Precision, Inc., a Delaware corporation ("RPI"). The voting agreement between the Partnership and RPI is set forth as Exhibit 10.11 hereto (the "Voting Agreement"). The description that follows of the Voting Agreement is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibit 10.11.



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         Pursuant to the terms of the Voting Agreement, the Partnership has agreed to (i) not transfer, sell, exchange, pledge or otherwise dispose of or encumber any of its Shares or to make any offer or agreement relating to such action at any time prior to the earlier of the completion of the merger ("Merger") between RPI and RP Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer, contemplated by the merger agreement pertaining to the Merger (the "Merger Agreement") or the termination of the Merger Agreement, (ii) vote its Shares in favor of approval of the Merger Agreement and the Merger, the terms thereof and each of the transactions contemplated thereby, and any matter necessary to facilitate the Merger, (iii) vote its Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other agreement or obligation of the Issuer under the Merger Agreement, (iv) vote its Shares against any extraordinary corporate transaction, such as a merger, consolidation or any business combination involving the Issuer or its subsidiaries, (v) vote its Shares against a sale, lease or transfer of a material amount of assets by the Issuer or its subsidiaries other than in the ordinary course of business, (vi) vote its Shares against any other action involving the Issuer or its subsidiaries that is intended or that reasonably could be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement, (vii) not solicit proxies or to become a participant in a solicitation or otherwise encourage, or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (viii) not initiate a stockholders' vote or action by consent of Issuer stockholders with respect to another acquisition proposal or an alternative transaction, (ix) not become a member of a group (as such term is defined in Section 13(d) of the Act) with respect to any voting securities of the Issuer with respect to another acquisition proposal or alternative transaction, (x) not have discussions with any third party concerning an alternative transaction, and (xi) not permit any officer, director, employee, controlled affiliate, investment banker or other agent of the Partnership to solicit, engage in discussions or negotiate with any person or take any other action intended or designed to facilitate the efforts of any person, other than RPI, relating to an alternative transaction or provide information with respect to the Issuer or any of the Issuer's subsidiaries to any person, other than RPI, relating to a possible alternative transaction by any person, other than RPI, or enter into any agreement with any person, other than RPI, providing for an alternative transaction or make or authorize any statements, recommendation or solicitation in support of any possible alternative transaction by any person, other than RPI.

         Pursuant to the Voting Agreement, the Partnership has appointed Raymond
J. Minella and Tom Schneider, or either of them, as its proxy and attorney-in-fact to vote its Shares in accordance with the immediately-preceding paragraph.

         Reference is made to the Form 8-K dated February 2, 1999, filed by the Issuer for information with respect to the Merger.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.




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Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 hereby partially is amended by adding at the end thereof the following:

Exhibit 10.11 --   Voting Agreement as of February 2, 1999, by and between Royal
                   Precision, Inc. and Paragon Coyote Texas Ltd.

Exhibit 99.1 --    Agreement pursuant to Rule 13d-1(f)(1)(iii).




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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 16, 1999

                                      PARAGON COYOTE TEXAS LTD.,
                                         a Texas limited partnership

                                      By: Paragon Management Group, Inc.,
                                           a Texas corporation, General Partner

                                          By: /s/ Mark A. Pappas
                                                  Mark A. Pappas, President

                                      PARAGON MANAGEMENT GROUP, INC.,
                                        a Texas corporation

                                      By: /s/ Mark A. Pappas
                                              Mark A. Pappas, President

                                      /s/ Mark A. Pappas
                                      MARK A. PAPPAS



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                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION

10.1              Loan Agreement dated as of March 19, 1998 by and among Coyote
                  Sports, Inc., Mel S. Stonebraker, James M. Probst and Paragon
                  Coyote Texas Ltd., previously filed with the Schedule 13D
                  Statement dated March 30, 1998.

10.2              $6,000,000 Promissory Note dated as of March 19, 1998 made by
                  Coyote Sports, Inc. in favor of Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March
                  30, 1998.

10.3 Registration Rights Agreement dated as of March 19, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March
                  30, 1998.

10.4 Security Agreement dated as of March 19, 1998 by and between Mel S. Stonebraker, as Pledgor, and Paragon Coyote Texas Ltd., as Secured Party, previously filed with the Schedule 13D
                  Statement dated March 30, 1998.

10.5 Security Agreement dated as of March 19, 1998 by and between James M. Probst, as Pledgor, and Paragon Coyote Texas Ltd., as
                  Secured Party, previously filed with the Schedule 13D
                  Statement dated March 30, 1998.

10.6              Section 3 Agreement dated as of March 19, 1998 by and among
                  Robert W. Tennent, Special Trustee of the Tennent Family Trust dated as of November 20, 1989, Coyote Sports, Inc. and Paragon
                  Coyote Texas Ltd., previously filed with the Schedule 13D
                  Statement dated March 30, 1998.

10.7              $6,000,000 Promissory Note dated as of March 19, 1998 made by
                  Paragon Coyote Texas Ltd. in favor of Don & Marty Management
                  Group, Inc., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.8 Pledge Agreement dated as of March 19, 1998 by and between Paragon Coyote Texas Ltd., as Pledgor, and Don & Marty
                  Management Group, Inc., as Secured Party, previously filed with the Schedule 13D Statement dated March 30, 1998.

10.9 Consulting Agreement dated as of October 7, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with Amendment No. 1 to the Schedule 13D
                  Statement dated October 13, 1998.

10.10             First Amendment to Loan Agreement effective as of December 30,
                  1998, by and among Coyote Sports, Inc., Mel S. Stonebraker,
                  James M. Probst and Paragon Coyote Texas Ltd., previously filed with Amendment No. 2 to the Schedule 13D Statement dated
                  February 5, 1999. 10.11 Voting Agreement as of February 2,
                  1999, by and between Royal Precision, Inc. and Paragon Coyote
                  Texas Ltd., filed herewith.



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

10.11             Voting Agreement as of February 2, 1999, by and between Royal
                  Precision, Inc. and Paragon Coyote Texas Ltd., filed herewith.

99.1              Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.